Via Facsimile and U.S. Mail
Mail Stop 6010

April 29, 2008

Fred R. Donner
Chief Financial Officer
RenaissanceRe Holding Ltd.
Renaissance House
8-20 East Broadway
Pembroke HM 19 Bermuda

**Re:  RenaissanceRe Holdings Ltd**
      **Form 10-K for the Fiscal Year Ended December 31, 2007**
      **Filed February 22, 2008**
      **File Number:  001-14428**

Dear Mr. Donner:

        We have reviewed your filing and have the following comments. We have
limited our review to your financial statements and related disclosures and do not intend
to expand our review to other portions of your document.  In our comments, we ask you
to provide us with information to better understand your disclosure.  Where a comment
requests you to revise disclosure, the information you provide should show us what the
revised disclosure will look like and identify the annual or quarterly filing, as applicable,
in which you intend to first include it.  If you do not believe that revised disclosure is
necessary, explain the reason in your response.  After reviewing the information
provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing.  We look forward to working with you in these respects.  We
welcome any questions you may have about our comments or on any other aspect of our
review.  Feel free to call us at the telephone numbers listed at the end of this letter.

**Form 10-K for the Fiscal Year Ended December 31, 2007**

General

   1.  The file number on the cover page of your document does not agree with the file
       number, 001-14428, used in the EDGAR system.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Reserves for Claims and Claim Expenses, page 114

2.  Your disclosure here as well as in other portions of the document makes reference to the use of an independent actuary in connection with your reserve balances. While you are not required to make these references, when you do, you must also disclose the name of the independent actuary.  If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent actuary.

Item 9A. Controls and Procedures, page 133

3.  Your conclusion on the effectiveness of disclosure controls and procedures is subject to the limitations on the effectiveness of controls discussed in the previous paragraph.  Please explain to us why your conclusion subject to the limitations noted is appropriate under Item 307 of Regulation S-K.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your response that keys your response to our comments.  Detailed cover letters greatly facilitate our review.  Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the comment.  In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant